

July 22, 2011

Via E-mail
René F. Jones
Executive Vice President and Chief Financial Officer
M&T Bank Corporation
One M&T Plaza
Buffalo, New York 14203

> **Re: M&T Bank Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **Form 10-Q for Quarterly Period Ended March 31, 2011**
> **Filed April 29, 2011**
> **Form 8-K filed July 20, 2011**
> **File No. 001-09861**

Dear Mr. Jones:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis, page 32

Critical Accounting Estimates
Allowance for credit losses, page 37

1.   You state that the allowance for credit losses represents the amount which, in your judgment, will be adequate to absorb credit losses inherent in the loan and lease portfolio as of the balance sheet date. If true, please revise to confirm here as well as in other places throughout the document where you refer to the allowance as adequate

or state that you determine the adequacy of the allowance to instead state that the allowance for credit losses represents the amount which, in your judgment, is appropriate to absorb credit losses inherent in the loan and lease portfolio as of the balance sheet date.

Provision for Credit Losses, page 56

2.   You disclose on page 58 that $214 million of your $270 million in accruing loans past due 90 days or more are guaranteed by government-related entities. Furthermore, you disclose that you repurchased such residential mortgage loans guaranteed by government-related entities which you serviced in order to reduce associated servicing costs, including a requirement to advance principal and interest payments that had not been received from individual mortgagors. You also disclose that despite the loans being purchased, the insurance or guarantee by the applicable government-related entity remains in force, and the outstanding principal balances of the repurchased loans are fully guaranteed by government-related entities, which totaled $191 million at December 31, 2010, $176 million at December 31, 2009 and $108 million at December 31, 2008. Please revise your disclosure in future filings to address whether you have experienced any denials of claims from the U.S. Government or losses related to your government guaranteed loans, and if so, disclose the loss amount on FHA and VA loans. Additionally, please disclose why you have government guaranteed loans included as part of nonaccrual loans in light of the guarantee.

Nonperforming Asset and Past Due, Renegotiated and Impaired Loan Data, page 59

3.   Please confirm whether you exclude loans modified to borrowers experiencing financial difficulty from your TDR or renegotiated loans disclosures due to the existence of a government guarantee or government insurance. To the extent that these amounts are excluded from your TDR disclosures, revise future filings to state this fact, disclose why you believe it is appropriate, and quantify the amount of loans that are excluded from TDRs as a result of the government guarantee or insurance.

Selected Residential Real Estate-Related Loan Data, page 62

4.   We note your discussion of your home equity portfolio on page 61 and the table showing nonaccrual and net charge-off percentages on page 62. Please expand your disclosures in future filings to address the following:

*   Whether you are able to track whether the first lien position is in default, regardless of whether you hold or service the first lien loan, and if so, disclose that information.
*   The percentage of the junior lien home equity portfolio where you also hold or service the first lien.

- Whether the default and delinquency statistics for the home equity loans where you also hold or service the first lien show a different trend than situations where you do not also hold or service the first lien loan.
- Provide a discussion of how many borrowers are only paying the minimum amount due on the home equity loan.
- Describe the terms of the home equity loans and lines of credit in more detail. For example, tell us how long the draw periods are for the loans and provide data on when the loans convert to amortizing.
- Whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

5.   Revise future filings to disclose how you define an "Alt-A" mortgage.

Other Income, page 68

6.   You disclose on page 72 that upon evaluation of different scenarios of projected cash flows that could be generated by the asset management and servicing operations of BLG's affiliates, you concluded that your investment in BLG was not other-than-temporarily impaired at December 31, 2010, but if BLG is not able to realize sufficient cash flows for your benefit, you may be required to recognize an other-than-temporary impairment charge in a future period for some portion of the $220 million book value of your investment in BLG. Please revise your disclosure in future filings to address the following:

- The percentage by which the calculated fair value of your ownership interest exceeded your carrying value as of the date of your most recent impairment test;
- A discussion of the factors that are driving the losses at BLG;
- A discussion of the degree of uncertainty associated with the key assumptions used in your impairment analysis, including the period in which you estimate BLG will return to profitability and the areas of its business that are expected to generate profits since your analysis assumes that no further commercial mortgage origination and securitization activities by BLG; and
- A description of reasonably likely events and/or changes in circumstances that could be expected to negatively affect the key assumptions.

Capital, page 84
Privately Issued Mortgage-Backed Securities Classified as Available for Sale, page 85

7.   You disclose on page 86 that despite continuing high levels of delinquencies and losses in the underlying residential mortgage loan collateral, given credit enhancements resulting from the structures of individual bonds, you have concluded that as of December 31, 2010 your remaining privately issued mortgage-backed securities were not other-than-temporarily impaired. Please revise your tabular disclosure in future filings to also quantify the subordination and credit enhancements

you are relying upon in your impairment analysis. Specifically, address the following in your proposed revised disclosure:

- Disclose the ratio of the current amount of the securities that will absorb losses in the securitization structure before any losses are allocated to securities that you own, and describe whether the percentage you intend to disclose is calculated based on the total UPB of all credit enhancement in the form of subordination of the security divided by the total UPB of all of the tranches of collateral pools from which credit support is drawn for the security that you own;
- Whether you include any credit enhancement provided by monoline bond insurance in your calculation, and if so, quantify the amount; and
- Whether you have collected all contractual principal and interest to date on these securities.

8.   In future filings, please revise your tabular disclosure on page 85 to also include your privately issued CMO's in your held-to-maturity portfolio for which you have an unrealized loss of $114 million as of December 31, 2010, and disclose the credit enhancements and subordination that you are relying upon in your impairment analysis.

Notes to Financial Statements

1. Significant Accounting Policies
Loans and Leases, page 107

9.   You disclose that loan balances are charged off when it becomes evident that such balances are not fully collectible, and for loans secured by residential real estate, the excess of the loan balances over the net realizable value of the property collateralizing the loan is charged-off when the loan becomes 150 days delinquent. In future filings, please revise your disclosure to more clearly state your charge-off policies for each portfolio segment, in addition to loans secured by residential real estate, in accordance with ASC 310-10-50-11B(b).

10.   Please revise your disclosure in future filings to include your policy for resuming accrual of interest on nonaccrual loans for each class of loans. Refer to ASC 310-10-50-6(c).

5. Allowance for credit losses, page 121

11.   You disclose on page 107 that regardless of loan type, you consider a loan to be impaired if it qualifies as a troubled debt restructuring, and impaired loans are classified as either nonaccrual or as loans renegotiated at below market rates, with the exception of purchased-impaired loans which continue to accrete income in accordance with GAAP. Please revise your disclosure in future filings to reconcile the recorded investment of impaired loans as of December 31, 2010 ($1,253,727,000) on page 122 to the amounts of nonaccrual ($1,239,194,000) and renegotiated loans

($233,342,000) as of December 31, 2010 on page 119, and explain the reasons for including/excluding certain nonaccrual or renegotiated loans within your impaired loan population.

12.   You disclose commercial and certain real estate loan classes on page 123 by loan grade. We also note your disclosure on page 121 that loan officers are responsible for continually assigning grades to loans based on standards outlined in your credit policy. Please revise your disclosure to provide qualitative information describing your loan grading system, including the differences between pass, criticized accrual and criticized nonaccrual and clearly state whether there further sub-categories within criticized accrual and criticized nonaccrual. To the extent there are, please tell us why you have not disclosed the data for those categories. Finally, address how each grade relates to the likelihood of loss. Refer to ASC 310-10-50-30.

13.   We note your disclosure on page 123 that one of the things you consider in assessing the adequacy of the allowance is collateral values and trends related thereto. Please tell us whether you monitor commercial and residential real estate as well as consumer home equity lines and loans by weighted-average LTV ratios, and if so, please revise your disclosure in future filings to include these loan classes by weighted-average LTV on a disaggregated basis (e.g., multiple weighted-average LTV buckets for each loan class). In your revised disclosure, please address the dates as of which you updated the real estate values.

14.   You disclose on page 123 that you provide an inherent unallocated portion of the allowance that is intended to recognize probable losses that are not otherwise identifiable and includes your subjective determination of amounts necessary to provide for the possible use of imprecise estimates in determining the allocated portion of the allowance. It appears that this unallocated allowance of $70.4 million is subject to more judgment and uncertainty than the other quantitative components of your allowance. Please address the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements by revising your disclosure in future filings to include the following:

- Discuss the key factors that drive the overall level of the unallocated allowance, including any other risks that your unallocated allowance is expected to cover;
- Discuss drivers that would increase or decrease the unallocated portion of the allowance as a percentage of the total allowance. In this regard, we note that the unallocated portion has decreased from 14% of the total allowance at December 31, 2006, to 9.5% at December 31, 2008, to 7.8% at December 31, 2010;
- Clarify how you evaluate the historical accuracy of your unallocated allowance methodology, including your determination of amounts necessary to provide for the use of imprecise estimates;
- Discuss any back-testing performed to validate the allowance; and
- Identify any adjustments to your methodology that have been made in the periods presented and the reasons for those adjustments.

18. Derivative Financial Instruments, page 146

15.   We note your disclosure that you have $336.8 million of derivatives in a liability
        position as of December 31, 2010, and that you were required to post collateral in the
        amount of $210 million for $223 million of derivative contracts in a net liability
        position. Please clarify whether any of your derivative contracts have credit-risk
        related contingent features that could be triggered for any derivative instruments that
        are in a net liability position at December 31, 2010. If so, please disclose the
        aggregate fair value of additional assets that would be required to be posted as
        collateral if the credit-risk contingent features were triggered at the end of the
        reporting period, in accordance with ASU 815-10-50-4H.

20. Fair value measurements

Investment securities available for sale, page 151

16.   We note your disclosure regarding the weighting of internal model valuations and
        indications obtained from the average of two independent pricing sources. Please
        respond to the following:

        • Tell us whether you investigate the differences between any significant variances
          from the three determined prices before weighting the sources;
        • Tell us why you applied a lower weighting to the internal model valuation for
          non-senior tranches as compared to those in a more senior position. As part of
          your response, tell us whether it was due in part to the fact that your internal
          model valuation was closer in price to the two independent pricing sources;
        • Tell us why there were some privately issued residential mortgage-backed
          securities where you solely determined the price by reference to independent
          pricing sources without adjustments; and
        • Tell us whether the independent pricing sources also provide you with
          information to be used related to the measurement of any credit losses for these
          securities. For example, when developing your expectations of expected cash
          flows for these securities, are the assumptions provided solely, or in part, from
          assumptions that the independent pricing sources are using to measure fair value
          for these securities?

Assets taken in foreclosure of defaulted loans, page 157

17.   We note your disclosure of the write-downs on foreclosed assets subject to
        nonrecurring fair value measurement. Please tell us why the write-downs required on
        the foreclosed assets were so significant (21% and 56% for the years ended December
        31, 2010 and 2009, respectively) relative to the carrying value held as of the end of
        the periods presented. In this regard, we note that ASC 310-10-35-32 requires loans
        where foreclosure is probable to be measured at fair value, and ASC 310-10-35-23
        requires costs of sale to be considered if repayment is expected solely on the sale of
        the collateral. Thus, it would appear that this deterioration in fair value occurred

subsequent to the loans being categorized as other real estate owned. Please advise, and enhance your disclosure in future filings, to discuss the factors driving the large impairments post-foreclosure.

21. Commitments and contingencies, page 160

18.   You disclose on page 161 that at December 31, 2010, you believe that any remaining liability arising out of your obligation to loan purchasers is not material to your consolidated financial position; however, you did not address whether the obligation is expected to be material to your results of operations. Please revise your disclosure in future filings to address the following related to your liability accrued for your obligation to loan purchasers:

- The level of resolved claims during the periods presented by type of claimant, including disclosure of the amount paid to resolve the claims and the unpaid principal balance of the claims resolved;
- The level of unresolved claims existing at the balance sheet date by type of claimant, including the related amount of unpaid principal balance and interest; and
- To the extent that it is at least reasonably possible that exposure to loss exists in excess of amounts accrued, discuss the possible loss or range of loss or provide explicit disclosure why an estimate cannot be made.

19.   We note your disclosure on page 161 that you do not anticipate the aggregate ultimate liability arising out of litigation pending against M&T or its subsidiaries will be material to the Company's consolidated financial position, but at the present time you are not in a position to determine whether such litigation will have a material adverse effect on the Company's consolidated results of operations in any future reporting period. Please revise your disclosure in future filings to address your reasonably possible losses related to pending litigation by quantifying the amount or range of reasonably possible losses, or provide explicit details as to why such amount is not estimable. To the extent that you are unable to provide such an estimate, please also provide disclosure summarizing information that is available regarding your potential exposure, such as the amount of damages claimed, for these cases. Alternatively, if you believe the amount or range of reasonably possible losses is not material to your results of operations, financial condition and statement of operations, please state that fact.

26. Parent company financial statements, page 166

20.   Please revise your disclosure in future filings either here or in Note 9 to clarify all of the long-term debt issued by the parent company, including the contractual maturities and how much of the $1.9 billion due within one year was issued by the parent company.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 2. Management's Discussion and Analysis, page 45

Provision for Credit Losses
Net Charge-Offs by Loan/Lease Type, page 59

21.   In future filings, please revise your disclosure to more clearly identify the reasons for the 151% increase in net charge-offs for commercial, financial, leasing, etc. loans in the first quarter of 2011 as compared to the fourth quarter of 2010.

Selected Residential Real Estate-Related Loan Data, page 63

22.   Tell us and expand your disclosure in future filings to discuss why you believe the Alt-A junior lien loans have lower nonaccrual statistics as compared to the Alt-A first mortgages. Additionally, please tell us why you believe the junior lien home equity loans and lines have lower nonaccrual and charge-off statistics as compared to the residential first mortgages, and discuss whether you expect those trends to continue.

Form 8-K filed July 20, 2011

Exhibit 99

23.   On page 6, you disclose loans past due 90 days or more and accruing interest totaled $373 million at the end of the recent quarter, including loans guaranteed by government-related entities of $207 million, and $130 million of loans obtained in the Wilmington Trust acquisition. In the past, the vast majority of your loans in the category were government guaranteed. Please include disclosure in your next Form 10-Q that explains the difference between the types of loans acquired in the Wilmington Trust acquisition included in this category as compared to the legacy loans included in this category. Specifically, address the characteristics that drive your determination to maintain their accrual status. Please also address how these are similar to or different from the purchased credit impaired loans that you also acquired in the Wilmington Trust acquisition that are contractually past due, but still accruing interest due to the accounting performed under ASC 310-30.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3374 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant